United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b). 82-                     .)

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm	F-2

Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	F-3

Condensed Consolidated Statements of Income for the three-month period ended September 30, 2007, June 30, 2007 and September 30, 2006 and for the nine-month period ended September 30, 2007 and 2006	F-5

Condensed Consolidated Statements of Cash Flows for the three-month period ended September 30, 2007, June 30, 2007 and September 30, 2006 and for the nine-month period ended September 30, 2007 and 2006
F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month period ended September 30, 2007, June 30, 2007 and September 30, 2006 and for the nine-month period ended September 30, 2007 and 2006
F-8

Notes to the Condensed Consolidated Interim Financial Information	F-9

Supplemental Financial Information	S-1

PricewaterhouseCoopers
Rua da Candelária, 65 11° - 15°
20091-020 Rioa de Janeiro, RJ — Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319 www.pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of September 30, 2007, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholder’s equity for the three-month periods ended September 30, 2007 and June 30, 2007 and September 30,2006 and for the nine-month periods ended September 30, 2007 and September 30, 2006. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended, management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006; and in our report dated March 7, 2007, we expressed unqualified opinions thereon. The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting referred to above are not presented herein. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro
October 25, 2007

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December 31,
	30, 2007	2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	2,508	4,448
Accounts receivable
Related parties	477	675
Unrelated parties	3,605	2,929
Loans and advances to related parties	106	40
Inventories	3,550	3,493
Deferred income tax	827	410
Recoverable taxes	518	414
Others	556	531

	12,147	12,940

Property, plant and equipment, net, and intangible assets	50,806	38,007
Investments in affiliated companies, joint ventures and other investments	2,595	2,353
Other assets
Goodwill on acquisition of subsidiaries	3,314	4,484
Loans and advances
Related parties	3	5
Unrelated parties	133	109
Prepaid pension cost	1,534	977
Prepaid expenses	230	360
Judicial deposits	1,053	852
Advances to suppliers — energy	577	443
Recoverable taxes	240	305
Unrealized gains on derivative instruments	654	22
Others	125	69

	7,863	7,626

TOTAL	73,411	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	September	December 31,
	30, 2007	2006
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,200	2,382
Payroll and related charges	583	451
Minimum annual dividends attributed to stockholders	908	1,494
Current portion of long-term debt — unrelated parties	702	711
Short-term debt	2	723
Loans from related parties	42	25
Provision for income taxes	1,357	817
Taxes payable	100	119
Employees post-retirement benefits	129	107
Others	491	483

	6,514	7,312

Long-term liabilities
Employees post-retirement benefits	1,999	1,841
Long-term debt — unrelated parties	17,522	21,122
Provisions for contingencies (Note 14 (c))	2,038	1,641
Unrealized losses on derivative instruments	598	705
Deferred income tax	6,168	4,527
Provisions for asset retirement obligations	824	676
Others	1,124	618

	30,273	31,130

Minority interests	3,072	2,811

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 11)
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 1,919,516,400 issued	4,953	4,702
Common stock - 3,600,000,000 no-par-value shares authorized and 2,999,791,716 issued	7,742	3,806
Treasury stock - 30,341,144 preferred and 56,582,040 common shares	(389)	(389)
Additional paid-in capital	498	498
Mandatory convertible notes in common shares	1,288	—
Mandatory convertible notes in preferred shares	581	—
Other cumulative comprehensive income (deficit)	1,795	(1,004)
Undistributed retained earnings	6,560	9,555
Unappropriated retained earnings	10,524	2,505

	33,552	19,673

TOTAL	73,411	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (unaudited)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,927	7,667	4,014	21,228	10,060
Revenues from logistic services	391	414	383	1,136	1,034
Aluminum products	677	724	638	2,050	1,707
Other products and services	129	94	31	289	68

	8,124	8,899	5,066	24,703	12,869

Taxes on revenues	(226)	(207)	(214)	(624)	(531)

Net operating revenues	7,898	8,692	4,852	24,079	12,338

Operating costs and expenses
Cost of ores and metals sold	(3,053)	(3,075)	(1,580)	(9,941)	(4,186)
Cost of logistic services	(207)	(227)	(203)	(622)	(573)
Cost of aluminum products	(419)	(431)	(382)	(1,219)	(963)
Others	(106)	(51)	(16)	(177)	(38)

	(3,785)	(3,784)	(2,181)	(11,959)	(5,760)
Selling, general and administrative expenses	(287)	(266)	(167)	(821)	(547)
Research and development	(206)	(152)	(134)	(471)	(306)
Others	(190)	(111)	(122)	(317)	(268)

	(4,468)	(4,313)	(2,604)	(13,568)	(6,881)

Operating income	3,430	4,379	2,248	10,511	5,457

Non-operating income (expenses)
Financial income	39	77	59	237	146
Financial expenses	(198)	(508)	(172)	(1,365)	(630)
Foreign exchange and monetary gains, net	553	932	38	2,255	325
Gain on sale of investments	103	674	16	777	363

	497	1,175	(59)	1,904	204

Income before income taxes, equity results and minority interests	3,927	5,554	2,189	12,415	5,661

Income taxes
Current	(975)	(1,483)	(419)	(3,291)	(819)
Deferred	28	87	71	306	(62)

	(947)	(1,396)	(348)	(2,985)	(881)

Equity in results of affiliates and joint ventures and other investments	165	156	187	459	527
Minority interests	(205)	(219)	(124)	(637)	(352)

Net income	2,940	4,095	1,904	9,252	4,955

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (unaudited)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Cash flows from operating activities:
Net income	2,940	4,095	1,904	9,252	4,955

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	532	525	232	1,449	618
Dividends received	39	153	242	282	452
Equity in results of affiliates and joint ventures	(165)	(156)	(187)	(459)	(527)
Deferred income taxes	(28)	(87)	(71)	(306)	62
Gain on sale of investments	(103)	(674)	(16)	(777)	(363)
Foreign exchange and monetary losses (gains), net	(565)	(1,224)	25	(2,561)	(341)
Unrealized derivative losses (gains), net	(338)	(168)	(75)	(591)	20
Minority interests	205	219	124	637	352
Interest payable (receivable), net	9	(57)	(55)	125	(43)
Others	71	(25)	1	69	24
Decrease (increase) in assets:
Accounts receivable	489	(492)	(291)	100	(475)
Inventories	(194)	(264)	34	215	(6)
Others	(467)	499	10	(372)	(136)
Increase (decrease) in liabilities:
Suppliers	95	428	28	569	(236)
Payroll and related charges	121	104	47	64	(14)
Income taxes	526	503	112	975	109
Others	(327)	251	111	81	(62)

Net cash provided by operating activities	2,840	3,630	2,175	8,752	4,389

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(1)	(2)	(1)	(8)
Repayments	—	—	8	10	11
Others	3	(1)	20	2	33
Judicial deposits	(12)	(31)	(26)	(75)	(61)
Additions to investments	—	(42)	(57)	(94)	(61)
Additions to property, plant and equipment	(1,367)	(1,633)	(834)	(4,106)	(2,650)
Proceeds from disposal of investments	134	908	—	1,042	432
Proceeds from disposals of property, plant and equipment	—	—	11	—	49
Cash used to acquire subsidiaries, net of cash acquired	—	(903)	(6)	(2,926)	(6)

Net cash used in investing activities	(1,242)	(1,703)	(886)	(6,148)	(2,261)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006

Cash flows from financing activities:
Short-term debt, additions	472	1,493	1,378	2,462	3,761
Short-term debt, repayments	(472)	(2,485)	(1,165)	(3,163)	(3,563)
Loans
Related parties
Additions	5	136	(1)	258	10
Repayments	—	(121)	(17)	(234)	(28)
Issuances of long-term debt
Others	54	49	12	6,566	1,363
Repayments of long-term debt
Others	(871)	(3,940)	(206)	(11,016)	(727)
Treasury stock	—	—	(276)	—	(301)
Mandatorily convertible notes	—	1,869	—	1,869	—
Interest attributed to stockholders	—	(825)	—	(825)	(650)
Dividends to minority interest	—	(224)	(37)	(285)	(56)

Net cash used in financing activities	(812)	(4,048)	(312)	(4,368)	(191)

Increase (decrease) in cash and cash equivalents	786	(2,121)	977	(1,764)	1,937
Effect of exchange rate changes on cash and cash equivalents	(52)	(59)	20	(176)	(87)
Cash and cash equivalents, beginning of period	1,774	3,954	1,894	4,448	1,041

Cash and cash equivalents, end of period	2,508	1,774	2,891	2,508	2,891

Cash paid during the period for:
Interest on short-term debt	(1)	(39)	(2)	(41)	(8)
Interest on long-term debt	(324)	(399)	(146)	(928)	(313)
Income tax	(691)	(1,255)	(247)	(2,552)	(465)

Non-cash transactions
Income tax paid with credits	(242)	(193)	(56)	(554)	(126)
Interest capitalized	(20)	(21)	(34)	(63)	(96)
Issuance of preferred stock for the acquisition of Caemi, net of cash acquired	—	—	—	—	(2,182)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,
	2007	June 30, 2007	2006	2007	September 30, 2006
Preferred class A stock (including twelve special shares)
Beginning of the period	4,953	4,702	4,702	4,702	2,150
Capital increase	—	—	—	—	2,552
Transfer from undistributed retained earnings	—	251	—	251	—

End of the period	4,953	4,953	4,702	4,953	4,702

Common stock
Beginning of the period	7,742	3,806	3,806	3,806	3,806
Transfer from undistributed retained earnings	—	3,936	—	3,936	—

End of the period	7,742	7,742	3,806	7,742	3,806

Treasury stock
Beginning of the period	(389)	(389)	(113)	(389)	(88)
Acquisitions	—	—	(276)	—	(301)

End of the period	(389)	(389)	(389)	(389)	(389)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Mandatory convertible notes in common shares
Beginning and end of the period	1,288	1,288	—	1,288	—

Mandatory convertible notes in preferred shares
Beginning and end of the period	581	581	—	581	—

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning and end of the period	(464)	(1,672)	(1,888)	(1,628)	(2,856)
Change in the period	1,467	1,208	26	2,631	994

End of the period	1,003	(464)	(1,862)	1,003	(1,862)

Unrealized gain on available-for-sale securities
Beginning of the period	205	586	112	271	127
Change in the period	24	(381)	18	(42)	3

End of the period	229	205	130	229	130

Superavit (deficit) accrued pension plan
Beginning of the period	472	344	—	353	—
Change in the period	68	128	—	187	—

End of the period	540	472	—	540	—

Cash flow hedge
Beginning of the period	14	(10)	—	—	—
Change in the period	9	24	—	23	—

End of the period	23	14	—	23	—

Total other cumulative comprehensive income (deficit)	1,795	227	(1,732)	1,795	(1,732)

Undistributed retained earnings
Beginning of the period	6,233	9,992	4,705	9,555	4,357
Transfer from unappropriated retained earnings	327	428	(59)	1,192	289
Transfer to capital stock	—	(4,187)	—	(4,187)	—

End of the period	6,560	6,233	4,646	6,560	4,646

Unappropriated retained earnings
Beginning of the period	7,952	4,285	5,386	2,505	3,983
Net income	2,940	4,095	1,904	9,252	4,955
Interest attributed to mandatory covertible debt
Preferred class A stock	(14)	—	—	(14)	—
Common stock	(27)	—	—	(27)	—
Dividends and interest attributed to stockholders
Preferred class A stock	—	—	—	—	(513)
Common stock	—	—	—	—	(787)
Appropriation to reserves	(327)	(428)	59	(1,192)	(289)

End of the period	10,524	7,952	7,349	10,524	7,349

Total stockholders’ equity	33,552	29,085	18,880	33,552	18,880

Preferred class A stock (including twelve special shares)	1,919,516,400	1,919,516,400	1,919,516,400	1,919,516,400	1,919,516,400
Common stock	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716
Treasury stock
Beginning of the period	(86,923,328)	(86,923,328)	(59,190,072)	(86,927,072)	(56,627,872)
Acquisitions	—	—	(27,737,000)	—	(30,299,200)
Sales	144	—	—	3,888	—

End of the period	(86,923,184)	(86,923,328)	(59,190,072)	(86,923,184)	(56,627,872)

	4,832,390,932	4,832,390,788	4,860,124,044	4,832,390,932	4,862,686,244

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including twelve special shares)	—	—	—	—	0.27
Common stock	—	—	—	—	0.27
The accompanying notes are an integral part of this condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 9.

On September 30, 2007, the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57,03	61,74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51,00	51,00	Brazil	Aluminum
CADAM S.A. (CADAM)	61,48	100,00	Brazil	Kaolin
CVRD International S.A.	100,00	100,00	Swiss	Trading
CVRD Overseas Ltd.	100,00	100,00	Cayman Islands	Trading
CVRD Inco (2)	100,00	100,00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100,00	100,00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	92,99	92,99	Brazil	Iron ore
Mineração Onça Puma Ltda	100,00	100,00	Brazil	Nickel
Pará Pigmentos S.A. (“PPSA”)	86,17	85,57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (3)	61,16	61,16	Indonesia	Nickel
Valesul Aumínio S.A. (1)	100,00	100,00	Brazil	Aluminum
CVRD Australia Pty Ltd. (4)	100,00	100,00	Australia	Coal

(1)	Subsidiary consolidated as from July 2006 (Note 9);

(2)	Subsidiary consolidated as from October 2006 (Note 9);

(3)	Through Inco Limited; and

(4)	See note 5.
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiaries are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on shareholders agreements. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Summary of significant accounting policies

The 2006 year end condensed Balance Sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Our condensed consolidated interim financial information for the three-month period ended September 30, 2007, June 30, 2007, and September 30, 2006 and for the nine-month periods ended September 30, 2007 and September 30, 2006 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and the nine-month periods ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial information therefore includes various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$1.8225 and R$2.1342 at September 30, 2007 and December 31, 2006, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. We classify interest and penalties as financial expenses in our Statement of Income.

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

5	Major acquisitions and disposals

In July 2007, we sold our total interest in Lion Ore Mining International Ltd.(held by our subsidiary CVRD Inco), corresponding to 1.8% of total common shares for US$105 generating a gain of US$80.

In June 2007, we sold through a primary and secondary public offering 25,213,664 common shares, representing 57.84% of total capital, of our subsidiary Log-In Logística Intermodal S.A. for US$179, with a gain of US$155. In July 2007, we sold 5.1% additional stake for US$24 with a gain of US$21. We now hold 31.27% of the voting and total capital of this entity, which is recognized as an equity investee.

In May 2007, we sold in a public offering Usiminas shares, an available-for-sale investee, and received total proceeds of US$728 recording a gain of US$456. We remain with the minimum number of shares required to be part of to the current shareholders agreement of Usiminas.

In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. (EBM), which main asset is its interest in MBR, for US$231 and as a result, our stake in MBR is equivalent to, direct and indirectly, 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders that transfers to us all rights and obligations with respect to EBM shares, including receipt of dividends, during the next 30 years for which we will make an initial payment of US$61 plus an annual fee of US$48 for the next 29 years. The present value of the future obligation is recorded as a liability with charge to minority interests.

In April 2007, we concluded the acquisition of 100% of CVRD Australia (former AMCI Holdings Australia Pty – AMCI HA), a private company established in Australia, which owns and operates coal mines in that country for US$656.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth below are preliminary and are subject to revision.

Preliminary
Valuation
(Unaudited)
Purchase price	656
Book value of assets acquired and liabilities assumed, net	(213)
Adjustment to fair value of property, plant and equipment	(463)
Deferred taxes on the above adjustments	52

Goodwill	32

In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa Carajás held by Nucor do Brasil S.A. for US$20, which then became a wholly-owned subsidiary.

6	Acquisition of Inco

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel prossessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares for approximately US$15 billion, representing 86.57% of Inco’s capital. On December 31, 2006 we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

Pursuant to the amalgamation, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we now own 100.00% of share capital for which we paid an additional US$2 billion.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, as described in Note 10.

The purchase price allocation based on the fair values of acquired assets and liabilities was at first based on management’s preliminary internal valuation estimates. During the second quarter of 2007, we finalized such allocation based on complementary studies, performed by us with the assistance of external valuation specialists. Accordingly, the purchase price allocation adjustments in relation to the fair value of assets and liabilities acquired set forth below are finalized and the main difference in relation to our preliminary allocation refers to rights identified after the complementary studies. The revisions to the allocation have no material effects on the results of the three-month period ended March 31, 2007, previously reported.

Fair values used herein were calculated using current pension and post-retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

On the preparation of this information our acquisition is 100.00% of Inco’s shares.

(Unaudited)
Total disbursements	17,023
Transaction costs	38

Purchase price	17,061
Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of inventory	(2,008)
Adjustment to fair value of property, plant and equipment and intangible assets	(12,723)
Change of control obligations	949
Adjustment to fair value of other liabilities assumed	795
Deferred taxes on the above adjustments	3,188

Goodwill	2,605

The main reclassification between the preliminary and final valuation (US$2,135) is the increase in fair value of the nickel mines and the related deferred tax, reducing goodwill.

Pro forma information considers our acquisition of 100.00% of Inco as though completed on January 1, 2006.

	Three-month period ended (unaudited)			Nine-month period ended (Unaudited)
	September 30, 2006			September 30, 2006
	CVRD			CVRD
	Consolidated	Inco	Pro forma	Consolidated	Inco	Pro forma
Net operating revenues	4,852	2,326	7,178	12,338	5,351	17,689
Operating costs and expenses	(2,604)	(1,392)	(3,996)	(6,881)	(3,534)	(10,415)

Operating income	2,248	934	3,182	5,457	1,817	7,274
Non-operating income (expenses)	(59)	(50)	(109)	204	(572)	(368)

Income before income taxes, equity results and minority interests	2,189	884	3,073	5,661	1,245	6,906
Income taxes	(348)	(367)	(715)	(881)	(473)	(1,354)
Equity in results of affiliates and joint ventures	187	—	187	527	—	527
Minority interests	(124)	(40)	(164)	(352)	(82)	(434)

Net income	1,904	477	2,381	4,955	690	5,645

7	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.

The amount reported as income tax expense in our consolidated interim financial information is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
				June 30, 2007
	September 30, 2007					September
	Brazil	Foreign	Total	Brazil	Foreign	Total	30, 2006
Income before income taxes, equity results and minority interests	2,062	1,865	3,927	2,807	2,747	5,554	2,189

Federal income tax and social contribution expense at statutory enacted rates	(701)	(634)	(1,335)	(954)	(934)	(1,888)	(744)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	124	—	124	118	—	118	80
Difference on tax rates of foreign income	—	215	215	—	198	198	301
Difference on tax basis of equity investees	—	(6)	(6)	71	12	83	(23)
Tax incentives	50	—	50	65	—	65	71
Other non-taxable gains (losses)	—	5	5	39	(11)	28	(33)

Federal income tax and social contribution expense in consolidated statements of income	(527)	(420)	(947)	(661)	(735)	(1,396)	(348)

	Nine-month period ended (Unaudited)
	September 30, 2007			September
	Brazil	Foreign	Total	30, 2006
Income before income taxes, equity results and minority interests	6,470	5,945	12,415	5,661

Federal income tax and social contribution expense at statutory enacted rates	(2,200)	(2,021)	(4,221)	(1,925)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	345	—	345	256
Difference on tax rates of foreign income	—	606	606	763
Difference on tax basis of equity investees	7	38	45	(107)
Tax incentives	167	—	167	147
Other non-taxable gains (losses)	84	(11)	73	(15)

Federal income tax and social contribution expense in consolidated statements of income	(1,597)	(1,388)	(2,985)	(881)

We have certain income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We have also tax incentives related to the Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

Effective January 1, 2007 for U.S. GAAP purposes, we adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return.

This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effect of first applying the provisions of this interpretation was not material.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.

Brazilian tax loss carryforwards have no expiration date.

8	Inventories

	September 30, 2007	December 31, 2006
	(Unaudited)
Finished products
Nickel (co-products and by-products)	1,637	2,046
Iron ore and pellets	538	325
Manganese and ferroalloys	117	94
Alumina	57	33
Aluminum	87	110
Kaolin	42	23
Copper concentrate	26	5
Coal	34	—
Others	25	40
Spare parts and maintenance supplies	987	817

	3,550	3,493

9	Investments in affiliated companies and joint ventures and other investments

	September 30, 2007			Investments		Equity Adjustments						Dividends received
										Nine-month period ended		Nine-month period ended
							Three-month period ended (unaudited)			(Unaudited)		Three-month period ended (unaudited)			(Unaudited)
				Net income
	Participation in		Net	(loss) for the	September 30,	December 31,	September 30,		September 30,	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	capital (%)		equity	period	2007	2006	2007	June 30, 2007	2006	2007	2006	2007	June 30, 2007	2006	2007	2006
	voting	total			(Unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	113	20	58	40	5	(1)	(1)	10	16	—	—	—	—	22
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	87	24	44	42	3	4	4	12	11	—	16	—	16	13
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	84	31	42	40	5	5	2	15	16	—	—	—	—	11
Companhia Italo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	70	19	36	37	2	3	3	10	10	—	8	—	8	12
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	886	373	501	370	67	59	57	186	163	25	50	175	125	200
Minas da Serra Geral S.A. — MSG	50.00	50.00	56	4	28	25	1	1	1	2	1	—	—	—	—	1
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	—	—	—	—	—	18	—	—	—	—	—
Others	—	—	—	—	25	23	2	(1)	1	3	—	—	—	—	—	1

					734	577	85	70	67	238	235	25	74	175	149	260

Logistics
MRS Logística S.A	37.86	41.50	722	204	300	222	31	29	32	84	69	—	27	—	27	20
LOG-IN Logística Intermodal S.A. (7)	31.27	31.27	311	7	97	—	4	(2)	—	2	—	—	—	—	—	—

					397	222	35	27	32	86	69	—	27	—	27	20

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $130) (3)	—	—	17,759	—	520	744	7	24	43	31	96	7	24	12	31	40
California Steel Industries Inc. — CSI	50.00	50.00	339	11	170	175	1	4	17	5	50	—	—	37	11	40
THYSSENKRUPP CSA Companhia Siderúrgica (8)	12.94	12.94	—	—	178	91	—	—	—	—	—	—	—	—	—	—

					868	1,010	8	28	60	36	146	7	24	49	42	80

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	407	158	163	164	21	20	18	63	44	7	28	18	64	77
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	—	—	12	—	—	—	—	—

					163	164	21	20	18	63	56	7	28	18	64	77
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	412	134	103	112	12	13	10	34	21	—	—	—	—	15
Shandong Yankuang International Company Ltd	25.00	25.00	85	(7)	21	23	—	(2)	—	(2)	—	—	—	—	—	—

					124	135	12	11	10	32	21	—	—	—	—	15
Nickel (6)
Jubilee Mines N.L (cost $30) - available-for-sale investments	—	—	—	—	97	79	—	—	—	—	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21) — available-for-sale investments (9)	—	—	—	—	—	45	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12) - available-for-sale investments	—	—	—	—	60	21	—	—	—	—	—	—	—	—	—	—
Skye Resources Inc (cost $-18) - available-for-sale investments	—	—	—	—	65	36	—	—	—	—	—	—	—	—	—	—
Heron Resources Inc (cost $3) - available-for-sale investments	—	—	—	—	17	12	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	30	29	4	—	—	4	—	—	—	—	—	—

					269	222	4	—	—	4	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	40	23	—	—	—	—	—	—	—	—	—	—

					40	23	—	—	—	—	—	—	—	—	—	—

					1,464	1,554	45	59	88	135	223	14	52	67	106	172

Total	—	—	—	—	2,595	2,353	165	156	187	459	527	39	153	242	282	452

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$58 and US$ 50 in 2007 and 2006, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently. Dividends received included in equity adjustment since June 30, 2007;

(4)	Sold for US$ 418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006;

(6)	Investment held through Inco Limited;

(7)	Consolidated until May, 2007;

(8)	Preoperating company; and

(9)	Sold in July, 2007 (see note 5).

10	Long-term debt

	Current liabilities		Long-term liabilities
	September 30,	December	September 30,	December
	2007	31, 2006	2007	31, 2006
	(Unaudited)		(Unaudited)
Foreign debt

Loans and financing denominated in the following currencies:
United States dollars	200	192	5,846	10,483
Others	27	4	250	152

Fixed Rate Notes — US$ denominated	—	112	6,664	6,785
Debt securities — export sales (*) — US$ denominated	61	86	219	259
Perpetual notes	—	—	86	86
Accrued charges	200	139	—	—

	488	533	13,065	17,765

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	18	16	1,167	511
Denominated in General Price Index-Market (IGPM)	1	20	1	1
Basket of currencies	2	2	6	7
Non-convertible debentures	—	—	3,237	2,774
Indexed by U.S. dollars	24	107	46	64
Accrued charges	169	33	—	—

	214	178	4,457	3,357

Total	702	711	17,522	21,122

(*)	Debt securities secured by future receivables arising from certain export sales.
The long-term portion as of September 30, 2007 falls due in the following years (unaudited):

2008	610
2009	396
2010	2,462
2011	3,232
2012 and thereafter	10,517
No due date (Perpetual notes and non-convertible debentures)	305

17,522

As of September 30, 2007 annual interest rates on long-term debt were as follows (unaudited):

3.1% to 5%	9,055
5.1% to 7%	2,283
7.1% to 9%	2,331
9.1% to 11%	164
Over 11%	4,305
Variable (Perpetual notes)	86

18,224

The indices applied to debt and respective percentage for the nine-month period ended September 30, 2007 and for the year ended December 31, 2006, were as follows (unaudited):

	%
	September 30,	December 31,
	2007	2006
TJLP — Long-Term Interest Rate (effective rate)	4.8	7.9
IGP-M — General Price Index — Market	4.1	3.8
Devaluation of United States Dollar against Real	(14.0)	(8.7)

Pursuant to the acquisition of Inco we executed various financial operations through December 2006, to repay the initial US$ 14.6 billion bridge loan, used to finance the Inco acquisition, as follows:
•	On November 16, 2006, we issued US$3.75 billion 10-year and 30-year notes. The US$1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

•	We issued on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of US$2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.8 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

•	On December 21, 2006, we entered into a pre-export finance transaction of US$6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

•	The settlement of the balance of the bridge loan with cash and advance on export contracts, totaling US$2.25 billion in April 2007.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity and interest coverage. We were in full compliance with our financial covenants as of September 30, 2007.

11	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confers to it permanent veto rights over certain matters.

In September 2007, a stock split was effected and each existing, common and preferred, share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are class “A” preferred shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class ”A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split. The Notes due 2010, series RIO and RIO P, mandatorily convertible into CVRD ADRs will have their conversion rates adjusted to reflect the share split.

In June 2007, we issued US$1,880 Mandatorily Convertible Notes due 2010 for total proceeds of US$1,869 net of commission. The Notes bear interest at 5.50% per year payable quarterly and an additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and the US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. We currently hold the shares to be issued on conversion in treasury stock. The Notes are not repayable in cash. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders equity.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, in effect during 180 days. As of December 31, 2006, when the program came to an end, we had acquired 30,299,200 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$9.94 (minimum cost of US$9.45 and maximum of US$ 10.37).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share.

In April 2007, we paid US$825 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends.

In April 2007, at an Extraordinary Shareholders’ meeting the paid-up capital was increased by US$4,187 through transfer of reserves, without issuance of shares, to US$12,695.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Net income for the period	2,940	4,095	1,904	9,252	4,955

Interest attributed to preferred convertible notes	(8)	—	—	(8)	—
Interest attributed to common of convertible notes	(19)	—	—	(19)	—

Net income for the period adjusted	2,913	4,095	1,904	9,225	4,955

Basic and diluted earnings per Share

Income available to preferred stockholders	1,119	1,601	750	3,583	1,951
Income available to common stockholders	1,742	2,494	1,154	5,582	3,004
Income available to convertible notes linked to preferred shares	18	—	—	21	—
Income available to convertible notes linked to common shares	34	—	—	39	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,889,175	1,889,176	1,904,693	1,889,171	1,911,745
Weighted average number of shares outstanding (thousands of shares) — common shares	2,943,216	2,943,216	2,943,216	2,943,216	2,943,216
Treasury preferred shares linked to mandatorily convertible debt	30,295	3,330	—	10,904	—
Treasury common shares linked to mandatorily convertible debt	56,582	6,218	—	20,364	—

Total	4,919,268	4,841,940	4,847,909	4,863,655	4,854,961

Earnings per preferred share	0.59	0.85	0.39	1.90	1.02
Earnings per common share	0.59	0.85	0.39	1.90	1.02
Earnings per convertible notes linked to preferred share (*)	0.86	—	—	2.66	—
Earnings per convertible notes linked to common share (*)	0.94	—	—	2.85	—

(*)	Basic earnings per share only as dilution assumes conversion.
Where the conversion of the convertible notes to be considered in the calculation of diluted earnings per share they would generate a minor antidilutive effect in the third quarter as shown below:

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Income available to preferred stockholders	1,145	1,603	—	3,612	—
Income available to common stockholders	1,795	2,492	—	5,640	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,919,470	1,892,506	—	1,900,075	—
Weighted average number of shares outstanding (thousands of shares) — common shares	2,999,798	2,949,434	—	2,963,580	—
Earnings per preferred share	0.60	0.85	—	1.90	—
Earnings per common share	0.60	0.85	—	1.90	—

12	Other Cumulative Comprehensive Income (deficit) (unaudited)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Comprehensive income is comprised as follows:
Net income	2,940	4,095	1,904	9,252	4,955
Cumulative translation adjustments	1,467	1,208	26	2,631	994
Unrealized gain (loss) on available-for-sale securities	24	(381)	18	(42)	3
Superavit (deficit) accrued pension plan	68	128	—	187	—
Cash flow hedge	9	24	—	23	—

Total comprehensive income	4,508	5,074	1,948	12,051	5,952

Tax effect on other comprehensive income (expense) allocated to each component
Unrealized gain on available-for-sale securities
Gross balance as of the period end	326	314	130	326	130
Tax (expense) benefit	(97)	(109)	—	(97)	—
Net balance as of the period end	229	205	130	229	130
Superavit (deficit) accrued pension plan
Gross balance as of the period end	817	716	—	817	—
Tax (expense) benefit	(277)	(244)	—	(277)	—
Net balance as of the period end	540	472	—	540	—
13	Pension costs (unaudited)

	Three-month period ended
	September 30, 2007			June 30, 2007			September 30, 2006
	Overfunded			Overfunded			Overfunded
	pension	Underfunded	Underfunded	pension	Underfunded	Underfunded	pension	Underfunded	Underfunded
	plans	pension plans	other benefits	plans	pension plans	other benefits	plans	pension plans	other benefits
Service cost — benefits earned during the period	2	14	5	3	15	5	2	—	—
Interest cost on projected benefit obligation	77	53	18	73	52	18	61	9	3
Expected return on assets	(144)	(59)	—	(135)	(60)	—	(97)	(3)	—
Amortization of initial transitory obligation	4	—	—	3	—	—	3	—	—
Net deferral	(4)	—	—	(5)	—	—	(7)	—	—

Net periodic pension cost	(65)	8	23	(61)	7	23	(38)	6	3

	Nine-month period ended
	September 30, 2007			September 30, 2006
		Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits
Service cost — benefits earned during the period	6	43	14	4	—	—
Interest cost on projected benefit obligation	196	153	52	163	23	8
Expected return on assets	(365)	(174)	—	(259)	(7)	—
Amortization of initial transitory obligation	9	—	—	8	—	—
Net deferral	(11)	—	—	(19)	—	—

Net periodic pension cost	(165)	22	66	(103)	16	8

We previously disclosed in our consolidated financial statements for the year ended December 31, 2006, that we expected to contribute US$ 238 to our defined benefit pension plan in 2007. As of September 30, 2007, contributions of US$259 have been made.

14	Commitments and contingencies

(a)	At September 30, 2007, we had extended guarantees for borrowings obtained by affiliates in the amount of US$2, as follows:

	Amount of	Denominated		Final	Counter
Affiliate	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	2	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

(b)	We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 138 million euros as at September 30, 2007. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
Additionally, in connection with the Girardin Financing, a special tax-advantage lease financing sponsored by the French Government related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$100.

(c)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2007 (Unaudited)		December 31, 2006
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	485	340	378	234
Civil claims	312	139	260	117
Tax — related actions	1,223	571	972	500
Others	18	3	31	1

	2,038	1,053	1,641	852

Labor and social security — related actions principally comprise claims by employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents and return of land.

Tax – tax-related actions principally comprise our challenges of certain revenue taxes, value added taxes and uncertain tax positions – FIN 48. The initial adoption of FIN 48 had an impact of US$7 on our financial statements at March 31, 2007, which relates to interests and penalties. Uncertain tax positions represented provisions of US$989 at September 30, 2007.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended September 30, 2007, June 30, 2007 and September 30, 2006 aggregated US$180, US$114 and US$56, respectively, and additional provisions aggregated US$197, US$133 and US$64, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, which total US$2,049 at September 30, 2007 and, for which no provision has been made.

(d)	At the time of our privatization in 1997, we issued stockholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

At October 1, 2007 and March 30, 2007 we paid a remuneration on these “debentures” of US$5 and US$6, respectively. During 2006 we paid US$6.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On September 30, 2007, US$35 of environmental liabilities and asset retirement obligations was classified in current liabilities (Others).

The changes in the provisions for asset retirement obligations are as follows:

	Nine-month period ended
	Three-month period ended (unaudited)			(Unaudited)
	September	June 30,	September	September	September
	30,2007	2007	30,2006	30,2007	30,2006
Provisions for asset retirement obligations beginning of period	760	699	252	676	225
Accretion expense	42	7	7	61	19
Liabilities settled in the current period	(2)	(2)	(1)	(7)	(4)
Cumulative translation adjustment	59	56	—	129	18

Provisions for asset retirement obligations end of period	859	760	258	859	258

15	Segment and geographical information

The information we present about our operating segments is based on the provisions of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” . SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern, Southern and South transportation systems, including railroads, ports and terminals, as they pertain to our mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous – comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	Three-month period ended (unaudited)
	September 30, 2007							June 30, 2007							September 30, 2006
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	5,649	2,902	11	877	85	(2,748)	6,776	5,158	3,976	14	975	48	(2,622)	7,549	4,540	459	13	817	20	(1,984)	3,865
Gross revenues — Domestic	1,120	106	395	211	—	(484)	1,348	859	159	405	164	—	(237)	1,350	769	95	379	167	—	(209)	1,201
Cost and expenses	(4,570)	(1,435)	(235)	(837)	(111)	3,232	(3,956)	(4,010)	(1,507)	(253)	(866)	(66)	2,859	(3,843)	(3,317)	(319)	(250)	(735)	(24)	2,193	(2,452)
Research and development	(44)	(98)	(8)	—	(56)	—	(206)	(31)	(80)	(3)	—	(38)	—	(152)	(34)	(38)	(2)	—	(60)	—	(134)
Depreciation, depletion and amortization	(236)	(238)	(25)	(26)	(7)	—	(532)	(222)	(248)	(24)	(28)	(3)	—	(525)	(165)	(28)	(22)	(17)	—	—	(232)

Operating income	1,919	1,237	138	225	(89)	—	3,430	1,754	2,300	139	245	(59)	—	4,379	1,793	169	118	232	(64)	—	2,248
Financial income	665	59	3	4	(1)	(691)	39	668	209	3	4	—	(807)	77	190	—	8	5	5	(149)	59
Financial expenses	(537)	(364)	(4)	60	(44)	691	(198)	(857)	(366)	(1)	(89)	(2)	807	(508)	(317)	(2)	(2)	9	(9)	149	(172)
Foreign exchange and monetary gains (losses), net	433	44	(2)	37	41	—	553	888	(13)	(5)	61	1	—	932	42	—	—	(2)	(2)	—	38
Gain on sale of investments	—	81	20	—	2	—	103	—	—	217	—	457	—	674	16	—	—	—	—	—	16
Equity in results of affiliates and joint ventures and investments	86	4	36	21	18	—									69	—	31	18	69	—
							165	70	—	27	20	39	—	156							187
Income taxes	(612)	(248)	(4)	(83)	—	—	(947)	(655)	(661)	(7)	(73)	—	—	(1,396)	(298)	1	(2)	(49)	—	—	(348)
Minority interests	—	(120)	—	(96)	11	—	(205)	(14)	(150)	1	(56)	—	—	(219)	(41)	—	—	(83)	—	—	(124)

Net income	1,954	693	187	168	(62)	—	2,940	1,854	1,319	374	112	436	—	4,095	1,454	168	153	130	(1)	—	1,904

Sales classified by geographic destination:
Abroad market
America, except United States	369	369	3	227	—	(272)	696	363	342	14	281	—	(297)	703	376	—	8	232	—	(249)	367
United States	115	564	—	52	17	(57)	691	120	731	—	42	18	(66)	845	160	5	—	23	20	(66)	142
Europe	1,834	715	8	398	—	(980)	1,975	1,667	687	—	482	—	(958)	1,878	1,483	259	5	362	—	(762)	1,347
Middle East/Africa/Oceania	194	85	—	38	68	(82)	303	235	66	—	15	30	(89)	257	193	42	—	52	—	(44)	243
Japan	638	472	—	146	—	(277)	979	517	651	—	155	—	(212)	1,111	515	13	—	137	—	(170)	495
China	2,061	286	—	—	—	(860)	1,487	1,889	503	—	—	—	(796)	1,596	1,413	37	—	11	—	(497)	964
Asia, other than Japan and China	438	411	—	16	—	(220)	645	367	996	—	—	—	(204)	1,159	400	103	—	—	—	(196)	307

	5,649	2,902	11	877	85	(2,748)	6,776	5,158	3,976	14	975	48	(2,622)	7,549	4,540	459	13	817	20	(1,984)	3,865
Domestic market	1,120	106	395	211	—	(484)	1,348	859	159	405	164	—	(237)	1,350	769	95	379	167	—	(209)	1,201

	6,769	3,008	406	1,088	85	(3,232)	8,124	6,017	4,135	419	1,139	48	(2,859)	8,899	5,309	554	392	984	20	(2,193)	5,066

Operating segment – after eliminations (Disaggregated)

	Three-month period ended (unaudited)
	September 30, 2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,696	514	3,210	(76)	3,134	(1,146)	1,988	(196)	1,792	15,071	559	53
Pellets	556	161	717	(37)	680	(511)	169	(23)	146	1,529	7	681
Manganese	8	5	13	(2)	11	(19)	(8)	(2)	(10)	72	—	—
Ferroalloys	90	76	166	(20)	146	(96)	50	(6)	44	178	3	—

	3,350	756	4,106	(135)	3,971	(1,772)	2,199	(227)	1,972	16,850	569	734

Non ferrous
Nickel and other products (*)	2,514	13	2,527	—	2,527	(1,143)	1,384	(211)	1,173	23,170	510	269
Potash	—	49	49	(2)	47	(28)	19	(5)	14	188	4	—
Kaolin	51	8	59	(3)	56	(76)	(20)	(9)	(29)	298	(1)	—
Copper concentrate	150	36	186	(8)	178	(117)	61	(13)	48	1,747	30	—

	2,715	106	2,821	(13)	2,808	(1,364)	1,444	(238)	1,206	25,403	543	269

Aluminum
Alumina	285	—	285	7	292	(213)	79	(13)	66	2,496	163	—
Aluminum	307	74	381	(16)	365	(190)	175	(12)	163	717	10	—
Bauxite	11	—	11	3	14	(20)	(6)	(3)	(9)	873	34	163

	603	74	677	(6)	671	(423)	248	(28)	220	4,086	207	163

Logistics
Railroads	—	323	323	(54)	269	(166)	103	(23)	80	840	16	397
Ports	—	58	58	(13)	45	(42)	3	(6)	(3)	1,148	24	—
Ships	—	10	10	—	10	(6)	4	(1)	3	39	—	—

	—	391	391	(67)	324	(214)	110	(30)	80	2,027	40	397
Others	108	21	129	(5)	124	(163)	(39)	(9)	(48)	2,440	8	1,032

	6,776	1,348	8,124	(226)	7,898	(3,936)	3,962	(532)	3,430	50,806	1,367	2,595

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	Three-month period ended (unaudited)
	June 30, 2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,384	515	2,899	(64)	2,835	(1,052)	1,783	(186)	1,597	14,691	632	49
Pellets	563	118	681	(26)	655	(450)	205	(20)	185	778	44	591
Manganese	16	5	21	(1)	20	(17)	3	(2)	1	72	1	—
Ferroalloys	80	53	133	(13)	120	(102)	18	(7)	11	191	4	—

	3,043	691	3,734	(104)	3,630	(1,621)	2,009	(215)	1,794	15,732	681	640

Non ferrous
Nickel and other products (*)	3,514	58	3,572	—	3,572	(1,203)	2,369	(220)	2,149	22,070	439	372
Potash	—	39	39	(3)	36	(24)	12	(6)	6	197	3	—
Kaolin	47	8	55	(2)	53	(62)	(9)	(7)	(16)	292	1	—
Copper concentrate	217	50	267	(11)	256	(116)	140	(19)	121	1,612	41	—

	3,778	155	3,933	(16)	3,917	(1,405)	2,512	(252)	2,260	24,171	484	372

Aluminum
Alumina	266	—	266	(4)	262	(199)	63	(15)	48	2,220	156	—
Aluminum	371	72	443	(14)	429	(221)	208	(9)	199	687	231	—
Bauxite	15	—	15	—	15	(18)	(3)	(2)	(5)	795	54	142

	652	72	724	(18)	706	(438)	268	(26)	242	3,702	441	142

Logistics
Railroads	—	333	333	(52)	281	(165)	116	(21)	95	793	5	346
Ports	—	66	66	(12)	54	(45)	9	(7)	2	1,061	13	—
Ships	5	10	15	(1)	14	(15)	(1)	—	(1)	39	4	—

	5	409	414	(65)	349	(225)	124	(28)	96	1,893	22	346
Others	71	23	94	(4)	90	(99)	(9)	(4)	(13)	2,200	5	946

	7,549	1,350	8,899	(207)	8,692	(3,788)	4,904	(525)	4,379	47,698	1,633	2,446

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	Three-month period ended (unaudited)
	September 30, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,385	524	2,909	(82)	2,827	(1,058)	1,769	(141)	1,628	12,383	530	44
Pellets	470	100	570	(22)	548	(334)	214	(14)	200	533	12	471
Manganese	12	5	17	(1)	16	(17)	(1)	(1)	(2)	60	1	—
Ferroalloys	85	45	130	(12)	118	(122)	(4)	(6)	(10)	196	8	—

	2,952	674	3,626	(117)	3,509	(1,531)	1,978	(162)	1,816	13,172	551	515
Non ferrous
Potash	—	55	55	(3)	52	(33)	19	(7)	12	174	2	—
Kaolin	45	8	53	(2)	51	(44)	7	(8)	(1)	233	—	—
Copper concentrate	247	33	280	(7)	273	(71)	202	(13)	189	1,352	56	—

	292	96	388	(12)	376	(148)	228	(28)	200	1,759	58	—
Aluminum
Alumina	271	—	271	(8)	263	(187)	76	(10)	66	1,624	114	—
Aluminum	304	59	363	(12)	351	(192)	159	(7)	152	390	10	—
Bauxite	4	—	4	—	4	(5)	(1)	—	(1)	499	74	143

	579	59	638	(20)	618	(384)	234	(17)	217	2,513	198	143
Logistics
Railroads	—	278	278	(47)	231	(131)	100	(20)	80	700	17	198
Ports	11	63	74	(12)	62	(37)	25	(4)	21	222	4	—
Ships	11	20	31	(4)	27	(28)	(1)	—	(1)	3	—	—

	22	361	383	(63)	320	(196)	124	(24)	100	925	21	198
Others	20	11	31	(2)	29	(113)	(84)	(1)	(85)	1,058	6	834

	3,865	1,201	5,066	(214)	4,852	(2,372)	2,480	(232)	2,248	19,427	834	1,690

Results by segment — before eliminations (Aggregated) — (Unaudited)

	As of and for the nine-month period ended (Unaudited)
	September 30, 2007							September 30, 2006
		Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	15,222	10,360	39	2,665	155	(7,574)	20,867	11,492	1,017	44	2,284	39	(5,076)	9,800
Gross revenues — Domestic	2,749	374	1,131	534	—	(952)	3,836	2,002	177	1,037	338	7	(492)	3,069
Cost and expenses	(11,987)	(5,506)	(708)	(2,400)	(197)	8,526	(12,272)	(8,664)	(710)	(744)	(1,888)	(50)	5,568	(6,488)
Research and development	(91)	(237)	(13)	—	(130)	—	(471)	(87)	(81)	(5)	—	(133)	—	(306)
Depreciation, depletion and amortization	(655)	(635)	(74)	(74)	(11)	—	(1,449)	(450)	(70)	(51)	(45)	(2)	—	(618)

Operating income	5,238	4,356	375	725	(183)	—	10,511	4,293	333	281	689	(139)	—	5,457
Financial income	1,861	351	8	12	24	(2,019)	237	524	2	20	13	2	(415)	146
Financial expenses	(2,397)	(890)	(7)	(43)	(47)	2,019	(1,365)	(895)	(6)	(5)	(125)	(14)	415	(630)
Foreign exchange and monetary gains (losses), net	2,056	23	(10)	143	43	—	2,255	232	5	(7)	96	(1)	—	325
Gain on sale of investments	—	81	237	—	459	—	777	363	—	—	—	—	—	363
Equity in results of affiliates and joint ventures and investments	239	4	86	63	67	—	459	235	—	69	56	167	—	527
Income taxes	(1,661)	(1,109)	(14)	(201)	—	—	(2,985)	(741)	1	(9)	(131)	(1)	—	(881)
Minority interests	(35)	(358)	(1)	(254)	11	—	(637)	(138)	—	—	(214)	—	—	(352)

Net income	5,301	2,458	674	445	374	—	9,252	3,873	335	349	384	14	—	4,955

Sales classified by geographic destination:
Abroad market
America, except United States	1,032	1,087	23	711	—	(786)	2,067	923	1	21	520	—	(574)	891
United States	330	1,945	—	163	57	(202)	2,293	420	10	—	29	39	(188)	310
Europe	4,874	1,953	11	1,228	—	(2,672)	5,394	3,890	523	13	1,030	—	(1,967)	3,489
Middle East/Africa/Oceania	623	262	—	97	98	(274)	806	569	158	—	190	—	(181)	736
Japan	1,580	1,649	—	450	—	(703)	2,976	1,243	50	—	405	—	(442)	1,256
China	5,612	1,057	4	—	—	(2,351)	4,322	3,500	53	8	100	—	(1,230)	2,431
Asia, other than Japan and China	1,171	2,407	1	16	—	(586)	3,009	947	222	2	10	—	(494)	687

	15,222	10,360	39	2,665	155	(7,574)	20,867	11,492	1,017	44	2,284	39	(5,076)	9,800
Domestic market	2,749	374	1,131	534	—	(952)	3,836	2,002	177	1,037	338	7	(492)	3,069

	17,971	10,734	1,170	3,199	155	(8,526)	24,703	13,494	1,194	1,081	2,622	46	(5,568)	12,869

Results by segment — before eliminations (Disaggregated) — (Unaudited)

	As of and for the nine-month period ended (Unaudited)
	September 30, 2007
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues		Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	7,055	1,504	8,559	(212)	8,347	(2,998)	5,349	(555)	4,794	15,071	1,538	53
Pellets	1,627	385	2,012	(86)	1,926	(1,370)	556	(61)	495	1,529	61	681
Manganese	27	13	40	(4)	36	(45)	(9)	(5)	(14)	72	1	—
Ferroalloys	264	172	436	(44)	392	(305)	87	(17)	70	178	10	—

	8,973	2,074	11,047	(346)	10,701	(4,718)	5,983	(638)	5,345	16,850	1,610	734
Non ferrous
Nickel and other products (*)	9,184	114	9,298	—	9,298	(4,679)	4,619	(557)	4,062	23,170	1,383	269
Potash	—	120	120	(7)	113	(73)	40	(16)	24	188	13	—
Kaolin	140	24	164	(7)	157	(188)	(31)	(23)	(54)	298	31	—
Copper concentrate	488	111	599	(24)	575	(310)	265	(43)	222	1,747	111	—

	9,812	369	10,181	(38)	10,143	(5,250)	4,893	(639)	4,254	25,403	1,538	269
Aluminum
Alumina	794	—	794	—	794	(587)	207	(39)	168	2,496	389	—
Aluminum	1,002	218	1,220	(45)	1,175	(590)	585	(30)	555	717	256	—
Bauxite	36	—	36	3	39	(48)	(9)	(5)	(14)	873	132	163

	1,832	218	2,050	(42)	2,008	(1,225)	783	(74)	709	4,086	777	163
Logistics
Railroads	—	898	898	(147)	751	(442)	309	(65)	244	840	29	397
Ports	3	187	190	(37)	153	(125)	28	(16)	12	1,148	44	—
Ships	16	32	48	(3)	45	(44)	1	(3)	(2)	39	12	—

	19	1,117	1,136	(187)	949	(611)	338	(84)	254	2,027	85	397
Others	231	58	289	(11)	278	(315)	(37)	(14)	(51)	2,440	96	1,032

	20,867	3,836	24,703	(624)	24,079	(12,119)	11,960	(1,449)	10,511	50,806	4,106	2,595

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (Disaggregated) — (Unaudited)

	As of and for the nine-month period ended (Unaudited)
	September 30, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	6,004	1,376	7,380	(212)	7,168	(2,877)	4,291	(376)	3,915	12,383	1,796	44
Pellets	1,158	277	1,435	(62)	1,373	(899)	474	(36)	438	533	49	471
Manganese	28	12	40	(3)	37	(41)	(4)	(3)	(7)	60	12	—
Ferroalloys	243	118	361	(31)	330	(323)	7	(14)	(7)	196	23	—

	7,433	1,783	9,216	(308)	8,908	(4,140)	4,768	(429)	4,339	13,172	1,880	515
Non ferrous
Potash	—	100	100	(6)	94	(58)	36	(16)	20	174	9	—
Kaolin	126	22	148	(5)	143	(119)	24	(21)	3	233	—	—
Copper concentrate	538	58	596	(12)	584	(179)	405	(33)	372	1,352	109	—

	664	180	844	(23)	821	(356)	465	(70)	395	1,759	118	—
Aluminum
Alumina	760	10	770	(10)	760	(529)	231	(26)	205	1,624	263	—
Aluminum	830	86	916	(15)	901	(415)	486	(19)	467	390	17	—
Bauxite	21	—	21	—	21	(21)	—	—	—	499	178	143

	1,611	96	1,707	(25)	1,682	(965)	717	(45)	672	2,513	458	143
Logistics
Railroads	—	764	764	(132)	632	(378)	254	(55)	199	700	69	198
Ports	11	181	192	(32)	160	(98)	62	(12)	50	222	6	—
Ships	40	38	78	(7)	71	(81)	(10)	(2)	(12)	3	—	—

	51	983	1,034	(171)	863	(557)	306	(69)	237	925	75	198
Others	41	27	68	(4)	64	(245)	(181)	(5)	(186)	1,058	119	834

	9,800	3,069	12,869	(531)	12,338	(6,263)	6,075	(618)	5,457	19,427	2,650	1,690

16	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed and all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

For new derivative contracts entered into since January 1, 2007, to protect commodity price volatility on 80% of aluminum product sales over the next two years we have designated such derivatives (forwards and zero-cost collars) as cash flow hedges. The effect of hedge accounting was not material to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest			Products of
	rates			aluminum
	(LIBOR)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at July 1, 2007	8	355	(37)	(292)	(355)	28	(24)	(317)
Financial settlement	(4)	(6)	7	28	70	(76)	4	23
Unrealized gains (losses) in the period	(6)	279	(7)	96	(69)	50	(5)	338
Effect of exchange rate changes	—	23	(2)	(8)	(2)	1	—	12

Unrealized gains (losses) at September 30, 2007	(2)	651	(39)	(176)	(356)	3	(25)	56

Unrealized gains (losses) at April 1, 2007	2	153	(46)	(293)	(306)	(20)	(26)	(536)
Financial settlement	3	(85)	4	39	69	24	4	58
Unrealized gains (losses) in the period	3	270	8	(18)	(117)	24	(2)	168
Effect of exchange rate changes	—	17	(3)	(20)	(1)	—	—	(7)

Unrealized gains (losses) at June 30, 2007	8	355	(37)	(292)	(355)	28	(24)	(317)

Unrealized gains (losses) at July 1, 2006	(1)	2	(61)	(252)	—	—	—	(312)
Financial settlement	—	—	5	23	—	—	—	28
Unrealized gains (losses) in the period	—	33	5	34	3	—	—	75
Effect of exchange rate changes	—	—	—	—	—	—	—	—

Unrealized gains (losses) at September 30, 2006	(1)	35	(51)	(195)	3	—	—	(209)

Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(4)	(86)	23	96	177	(64)	8	150
Unrealized gains (losses) in the period	(4)	709	(2)	86	(235)	50	(13)	591
Effect of exchange rate changes	—	44	(7)	(40)	—	1	—	(2)

Unrealized gains (losses) at September 30, 2007	(2)	651	(39)	(176)	(356)	3	(25)	56

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Financial settlement	1	—	13	79	—	—	—	93
Unrealized gains (losses) in the period	2	34	(14)	(45)	3	—	—	(20)
Effect of exchange rate changes	—	—	(4)	(19)	—	—	—	(23)

Unrealized gains (losses) at September 30, 2006	(1)	35	(51)	(195)	3	—	—	(209)

Except for the cash flow hedges described above, unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products of the aluminum area	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008
We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise market risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.
Under United States GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At September 30, 2007, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under United States GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At September 30, 2007, unrealized net gains in respect of derivative instruments which were not qualified for hedge accounting under United States GAAP amounted to US$69.
Over-the-counter (OTC) forward and zero-cost collar aluminum contracts are used to smooth the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no hedge ineffectiveness regarding these contracts since the inception of our cash flow hedge accounting program. At September 30, 2007, US$23 of deferred net losses on derivative instruments were recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.

17	Subsequent Events

CVRD will operate FNS

In October, 2007 we succesfully bid at the auction for the sub-concession to operate a 720 km stretch of the North-South railroad (FNS), running from Açailândia, state of Maranhão, to Palmas, state of Tocantins, in Brazil.

We will pay approximatelly US$811in three installments. The first installment, equal to 50% of the amount will be due on the day of the signing of the contract, by December, 2007. The second installment, equal to 25% of the amount is scheduled to be paid in December 2008, while the last installment will be paid at the time of the completion of the last part of the railroad.

Remuneration to shareholders

In October, 2007 the Board of Directors has approved the second installment of the remuneration to shareholders of US$825 and an additional remuneration of US$225, totaling US$1,050.
* * *

Supplemental Financial Information (unaudited)
Additional Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA – Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — unaudited)

	Three-month period ended			Nine-month period ended
	September 30,		September 30,	September 30,	September 30,
	2007	June 30, 2007	2006	2007	2006
Current debt
Current portion of long-term debt — unrelated parties	702	755	978	702	978
Short-term debt	2	—	233	2	233
Loans from related parties	42	35	46	42	46

	746	790	1,257	746	1,257

Long-term debt
Long-term debt — unrelated parties	17,522	18,284	4,612	17,522	4,612
Loans from related parties	—	1	1	—	1

	17,522	18,285	4,613	17,522	4,613

Gross debt (current plus long-term debt)	18,268	19,075	5,870	18,268	5,870

Interest paid over:
Short-term debt	(1)	(39)	(2)	(41)	(8)
Long-term debt	(324)	(399)	(146)	(928)	(313)

Interest paid	(325)	(438)	(148)	(969)	(321)
EBITDA	4,001	5,057	2,722	12,242	6,527
Stockholders’ equity	33,552	29,085	18,880	33,552	18,880
LTM (2) EBITDA / LTM (2) Interest paid	12.17	13.00	21.63	12.17	21.63
Gross Debt / LTM (2) EBITDA	1.23	1.40	0.71	1.23	0.71
Gross debt / Equity Capitalization (%)	35	40	24	35	24

Financial expenses
Third party — local debt	(118)	(140)	(12)	(381)	(38)
Third party — foreign debt	(189)	(220)	(56)	(651)	(164)
Related party debt	—	(1)	(1)	(3)	(5)

Gross interest	(307)	(361)	(69)	(1,035)	(207)
Labor and civil claims and tax-related actions	(19)	(25)	(29)	(59)	(81)
Tax on financial transactions — CPMF	(20)	(32)	(18)	(105)	(57)
Derivatives (Interest rate / Currencies)	297	279	32	737	34
Derivatives (Gold / Alumina / Aluminum / Copper / Energy )	98	(161)	43	(139)	(79)
Call option premium	—	—	(86)	—	(86)
Others	(247)	(208)	(45)	(764)	(154)

	(198)	(508)	(172)	(1,365)	(630)

Financial income
Cash and cash equivalents	16	33	44	73	104
Others	23	44	15	164	42

	39	77	59	237	146

Financial expenses, net	(159)	(431)	(113)	(1,128)	(484)

Foreign exchange and monetary gain (losses), net (1)	553	932	38	2,255	325

Financial result, net	394	501	(75)	1,127	(159)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$7, US$14, US$0, US$31, US$23 for the three-month period ended September 30, 2007, June 30, 2007 and September 30, 2006 and for the nine-month period ended September 30, 2007 and September 30, 2006, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	Three-month period ended			Nine-month period ended
	September		September	September	September
	30, 2007	June 30, 2007	30, 2006	30, 2007	30, 2006
Operating income	3,430	4,379	2,248	10,511	5,457
Depreciation	532	525	232	1,449	618

	3,962	4,904	2,480	11,960	6,075
Dividends received	39	153	242	282	452

EBITDA	4,001	5,057	2,722	12,242	6,527

Net operating revenues	7,898	8,692	4,852	24,079	12,338
Margin EBITDA	50.7%	58.2%	56.1%	50.8%	52.9%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	Three-month period ended
	September 30, 2007		June 30, 2007		September 30, 2006
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	2,940	2,940	4,095	4,095	1,904	1,904
Income tax — deferred	(28)	(28)	(87)	(87)	(71)	(71)
Income tax — current	975	—	1,483	—	419	—
Equity in results of affiliates and joint ventures and other investments	(165)	(165)	(156)	(156)	(187)	(187)
Foreign exchange and monetary gains, net	(553)	(565)	(932)	(1,224)	(38)	25
Financial expenses, net	159	9	431	(57)	113	(55)
Minority interests	205	205	219	219	124	124
Gain on sale of investments	(103)	(103)	(674)	(674)	(16)	(16)
Net working capital	—	243	—	1,029	—	51
Others	—	(267)	—	(193)	—	(74)

Operating income	3,430	2,269	4,379	2,952	2,248	1,701
Depreciation, depletion and amortization	532	532	525	525	232	232
Dividends received	39	39	153	153	242	242

	4,001	2,840	5,057	3,630	2,722	2,175

Operating cash flows		2,840		3,630		2,175
Income tax		975		1,483		419
Foreign exchange and monetary gains		12		292		(63)
Financial expenses		150		488		168
Net working capital		(243)		(1,029)		(51)
Others		267		193		74

EBITDA		4,001		5,057		2,722

	Nine-month period ended
			September 30, 2006
		Operating cash		Operating cash
	EBITDA	flows	EBITDA	flows
Net income	9,252	9,252	4,955	4,955
Income tax — deferred	(306)	(306)	62	62
Income tax — current	3,291	—	819	—
Equity in results of affiliates and joint ventures and other investments	(459)	(459)	(527)	(527)
Foreign exchange and monetary gains, net	(2,255)	(2,561)	(325)	(341)
Financial expenses, net	1,128	125	484	(43)
Minority interests	637	637	352	352
Gain on sale of investments	(777)	(777)	(363)	(363)
Net working capital	—	1,632	—	(820)
Others	—	(522)	—	44

Operating income	10,511	7,021	5,457	3,319
Depreciation, depletion and amortization	1,449	1,449	618	618
Dividends received	282	282	452	452

	12,242	8,752	6,527	4,389

Operating cash flows		8,752		4,389
Income tax		3,291		819
Foreign exchange and monetary gains		306		16
Financial expenses		1,003		527
Net working capital		(1,632)		820
Others		522		(44)

EBITDA		12,242		6,527

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Mário da Silveira Teixeira Júnior
Vice-President
Francisco Augusto da Costa e Silva
Hiroshi Tada
João Batista Cavaglieri
Jorge Luiz Pacheco
Luciano Galvão Coutinho
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes
Advisory Committees of the Board of Directors
Controlling Committee
Antonio José Figueiredo Ferreira
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Luciano Siani Pires
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Ricardo Simonsen
Renato da Cruz Gomes
Fiscal Council
Marcelo Amaral Moraes
Chairman
Aníbal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Carla Grasso
Executive Officer for Human Resources and Corporate Services
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fabio de Oliveira Barbosa
Chief Financial Officer
Gabriel Stoliar
Executive Officer for Planning and Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
José Lancaster
Executive Officer for Copper, Coal and Aluminum
Murilo de Oliveira Ferreira
Executive Officer for Nickel Business Marketing and Sales Copper and Aluminum
Tito Botelho Martins
Executive Officer for Corporate Affairs and Energy
Demian Fiocca
Executive Officer for Information Technology and Management
Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 30, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations